UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 9)*

ChinaEDU Corporation
(Name of Issuer)

Ordinary Shares, par value $0.01 per share in the form of American Depositary Shares
(Title of Class of Securities)

16945L107
(CUSIP Number)

Michael Self c/o Lake Union Capital Management, LLC 601 Union Street, Suite 4616 Seattle, WA 98101 (206) 838-3277
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 8, 2012
(Date of Event Which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13D-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*   The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	16945L107

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Lake Union Capital Fund, LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[X]
		(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC and/or AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

2,830,446

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

2,830,446

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,830,446

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.31%

14.	TYPE OF REPORTING PERSON

PN

CUSIP No.	16945L107

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Lake Union Capital Management, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[X]
		(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

2,923,413

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

2,923,413

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,923,413

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.49%

14.	TYPE OF REPORTING PERSON

IA

CUSIP No.	16945L107

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Michael Self

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[X]
		(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

2,923,413

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

2,923,413

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,923,413

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.49%

14.	TYPE OF REPORTING PERSON

IN, HC

CUSIP No.	16945L107

Item 1.	Security and Issuer.

This Amendment No. 9 (the "Amendment") amends and supplements the Schedule 13D originally filed with the Securities and Exchange Commission (the "Commission") on August 17, 2011, as amended on October 14, 2011, December 12, 2011, December 15, 2011, January 12, 2012, May 7, 2012, July 9, 2012 and August 17, 2012, by the New Vernon Aegir Master Fund Ltd., New Vernon Investment Management LLC., New Vernon Partners LLC., Trent Stedman, Thomas Patrick (the "Aegir Parties"), Lake Union Capital Fund, LP, Lake Union Capital TE Fund, LP, Michael Self, Lake Union Capital Management, LLC  (the "Lake Union Parties"), and the Columbia Pacific Opportunity Fund, L.P., Columbia Pacific Advisors LLC., Alexander B. Washburn, Daniel R. Baty, Stanley L. Baty, Brandon D. Baty (the "Columbia Pacific Parties") and the amendment filed by the Lake Union Parties alone on December 18, 2012 relating to ordinary shares in the form of American Depositary Shares ("ADSs") issued by ChinaEDU Corporation (the "Issuer" or the "Company") (collectively, the "Schedule 13D"), the principal executive office of which is located at 4th Floor-A, GeHua Building, No. 1 QinglongHutong, Dongcheng District, Beijing, 100007 People's Republic of China. Capitalized terms used but not otherwise defined in this Amendment shall have the meanings ascribed to such terms in the Schedule 13D.

Any items that are reported are deemed to amend and supplement the existing items in the Schedule 13D. Capitalized terms used in this Amendment and not defined herein have the respective meanings ascribed to such terms in the Schedule 13D, as previously amended.

Item 2.	Identity and Background.

(a) (b) (c) and (f)
This statement is being filed by the following persons: Lake Union Capital Fund, LP, a Delaware limited partnership (the "Partnership"), Lake Union Capital Management, LLC, a Delaware limited liability company (the "Investment Manager") and Michael Self, a citizen of the United States.

The Partnership, the Investment Manager and Michael Self are sometimes individually referred to herein as a "Reporting Person" and collectively as the "Reporting Persons."

The Partnership is principally engaged in the business of investing in securities.  The business address and principal executive offices of the Partnership are located at 601 Union Street, Suite 4616, Seattle, WA 98101.

The Investment Manager is principally engaged in the business of providing investment management services.  The business address and principal executive offices of the Investment Manager are located at 601 Union Street, Suite 4616, Seattle, WA 98101.

Michael Self is the managing member of the Investment Manager and his business address is 601 Union Street, Suite 4616, Seattle, WA 98101.

(d), (e)
None of the Reporting Persons has, during the last five years, been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

The funds used for the acquisitions of the ADSs by the Reporting Persons came from the working capital of the Reporting Persons.  The transaction prices for the ADSs purchased and sold by the Reporting Persons since their last amendment to the Schedule 13D are disclosed in Exhibit B attached hereto. No borrowed funds were used to purchase the ADSs, other than any borrowed funds used for working capital purposes in the ordinary course of business.

Item 4.	Purpose of Transaction.

On January 10, 2013 (the "Execution Date"), ChinaEDU Corporation (the "Company") entered into a stock purchase agreement (the "Purchase Agreement") dated as of January 8, 2013, with Lake Union Capital Fund, LP (the "Partnership").

Pursuant to the Purchase Agreement, the Company (i) purchased from the Partnership, on the Execution Date, 26,825 ADSs of the Company (representing 80,475 Ordinary Shares), and (ii) agreed to purchase from the Partnership 773,175 ADSs (representing 2,319,525 Ordinary Shares) on or prior to February 28, 2013 (the "Second Closing"), in each case for a price of $5.60 per ADS.

Consummation of the Second Closing is subject to certain closing conditions, including the Company's obtaining the funds necessary to consummate the purchase of the ADSs at the Second Closing, as well as other customary closing conditions.  The Purchase Agreement contains customary representations, warranties and covenants.

The Purchase Agreement provides for certain termination rights of the parties, including, but not limited to (i) a right by any party, subject to certain exceptions, to terminate the Purchase Agreement if the Second Closing does not occur on or before February 28, 2013, and (ii) a right of the Partnership to terminate the Purchase Agreement if an offer is made prior to the Second Closing to purchase a majority of the outstanding shares of the Company (whether by way of acquisition of Ordinary Shares, ADSs, or otherwise) at a price per ADS of $6.00 or greater.

A copy of the Purchase Agreement is filed as Exhibit C to this Amendment No. 9 and is incorporated by reference herein.  The above description of the Purchase Agreement is a summary only and is qualified in its entirety by reference to the complete text of the Purchase Agreement.

The Lake Union Parties acquired their interests in the Company between April 7, 2008 and January 15, 2013, and presently hold approximately 5.49% of the Company's Ordinary Shares in the form of ADSs.  The purchases of the ADSs were made in the Lake Union Parties' ordinary course of business and were not made for the purpose of acquiring control of the Company.

The Aegir Parties, Lake Union Parties and the Columbia Pacific Parties formed The ChinaEDU Value Realization Committee (the "Committee") which may be deemed to be a group under Section 13(d)(3) of the Securities Exchange Act of 1934.  The Committee currently beneficially owns approximately 32.48% of the Company's outstanding Ordinary Shares in the Form of ADSs.

Item 5.	Interest in Securities of the Issuer.

The Reporting Persons, as part of the Committee described in item 4, may be deemed to have formed a "group" within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934. Collectively, the group may be deemed to have voting control over a combined 5,767,815 ADSs (representing 17,303,445 Ordinary Shares) of the Issuer.

(a) And (b)
As of the date hereof, the Partnership may be deemed to be the beneficial owner of and has shared voting and dispositive power of 943,482 ADS (representing 2,830,446 Ordinary Shares) constituting 5.31% of the Ordinary Shares of the Issuer.

As of the date hereof, the Investment Manager has shared voting and dispositive power with respect to 974,471 ADSs (representing 2,923,413 Ordinary Shares) owned beneficially by private investment vehicles, including the Partnership, for which the Investment Manager serves as investment manager (the "Funds"), representing approximately 5.49% of the Issuer's outstanding Ordinary Shares.

As of the date hereof, Michael Self, in his capacity as a Managing Member of the Investment Manager, has shared voting and dispositive power with respect to 974,471 ADSs (representing 2,923,413 Ordinary Shares) owned beneficially by the Funds, representing approximately 5.49% of the Issuer's outstanding Ordinary Shares.

Calculations of the beneficial ownership percentages in this Amendment No. 9 are based on 53,269,267 outstanding Ordinary Shares, which number was obtained by subtracting the aggregate amount of underlying Ordinary Shares purchased by the Company from the Reporting Persons and from certain other shareholders of the Company on the Execution Date (535,713) from the amount of Ordinary Shares that were outstanding as of December 31, 2011 (53,804,980) (as set forth on the Issuer's Form 20-F filed April 27, 2012 with the Securities and Exchange Commission).

(c)	The transactions by the Reporting Persons in the securities of the Issuer during the past sixty days are set forth in Exhibit B.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect To Securities of the Issuer.

The information in Items 1, 4 and 5 is incorporated herein by reference.

On January 16, 2013, the Reporting Persons entered into a Joint Filing Agreement relating to the filing of this Schedule 13D/A, a copy of which is annexed hereto as Exhibit A.

Other than as described in Items 1, 4 and 5 and Exhibit A there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.
Exhibit A: Joint Filing Statement Exhibit B: Transactions by the Reporting Persons during the past 60 days Exhibit C: Purchase Agreement

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

LAKE UNION CAPITAL FUND, LP
By: Lake Union Capital Management, LLC
General Partner
By: /s/ Michael Self
Michael Self Managing Member
LAKE UNION CAPITAL MANAGEMENT, LLC
By: /s/ Michael Self
Michael Self Managing Member
MICHAEL SELF /s/ Michael Self Michael Self

Dated:  January 16, 2013

*The Reporting Persons disclaim beneficial ownership in the shares reported herein except to the extent of their pecuniary interest therein.

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

Exhibit A

The undersigned agree that this Schedule 13D/A dated January 16, 2013 relating to the Ordinary Shares of ChinaEDU Corporation shall be filed on behalf of the undersigned.

LAKE UNION CAPITAL FUND, LP
By: Lake Union Capital Management, LLC
General Partner
By: /s/ Michael Self
Michael Self Managing Member
LAKE UNION CAPITAL MANAGEMENT, LLC
By: /s/ Michael Self
Michael Self Managing Member
MICHAEL SELF /s/ Michael Self Michael Self

Dated:  January 16, 2013

Exhibit B

Entity	Date of Transaction	Number of ADSs Purchased/(Sold)1	Number of Ordinary Shares Purchased/(Sold)	Price per ADS
Lake Union Capital Fund, LP	11/8/2012	100	300	5.98
Lake Union Capital Fund, LP	11/12/2012	100	300	6.00
Lake Union Capital Fund, LP	11/13/2012	100	300	5.85
Lake Union Capital Fund, LP	11/14/2012	100	300	5.83
Lake Union Capital Fund, LP	11/15/2012	4,500	13,500	5.49
Lake Union Capital TE Fund, LP	11/15/2012	15,000	45,000	5.43
Lake Union Capital Fund, LP	11/21/2012	300	900	5.84
Lake Union Capital Fund, LP	11/23/2012	100	300	5.90
Lake Union Capital Fund, LP	11/26/2012	1,000	3,000	5.85
Lake Union Capital Fund, LP	11/27/2012	100	300	5.85
Lake Union Capital Fund, LP	11/28/2012	400	1,200	5.88
Lake Union Capital Fund, LP	11/30/2012	3,300	9,900	5.82
Lake Union Capital Fund, LP	12/3/2012	300	900	5.89
Lake Union Capital Fund, LP	12/14/2012	200	600	5.89
Lake Union Capital Fund, LP	1/8/2013	(26,825)	(80,475)	5.60
Lake Union Capital TE Fund, LP	1/10/2013	5,949	17,847	5.58
Lake Union Capital TE Fund, LP	1/11/2013	100	300	5.55
Lake Union Capital TE Fund, LP	1/14/2013	5,500	16,500	5.55
Lake Union Capital TE Fund, LP	1/15/2013	4,440	13,320	5.51

___________________________

1 American Depositary Shares, each representing three Ordinary Shares, par value US $0.01 per share

Exhibit C
Execution Version

STOCK PURCHASE AGREEMENT

This STOCK PURCHASE AGREEMENT (this "Agreement") is made and entered into as of January 8, 2013, by and between ChinaEdu Corporation, an exempted company with limited liability incorporated under the laws of the Cayman Islands (the "Purchaser"), and Lake Union Capital Fund, LP a Delaware limited partnership (the "Seller"), with reference to the following:

WHEREAS, the Seller owns American Depositary Shares (the "ADSs"), each of which represents three ordinary shares, par value $0.01 per share in the Purchaser; and

WHEREAS, the Seller desires to sell to the Purchaser, and the Purchaser desires to purchase from the Seller, an aggregate of 800,000 of such ADSs, of which 26,825 will be sold and purchased on the date hereof (the "First Closing Shares") and 773,175 will be sold and purchased at the Second Closing (as defined herein) (the "Second Closing Shares", and together with the First Closing Shares, the "Shares").

NOW, THEREFORE, in consideration of the conditions and promises herein contained, and subject to the terms and conditions of this Agreement, the parties hereto agree as follows:

1.           Sale, Purchase and Closing.

1.1           At the Closings (as defined herein) and subject to the terms and conditions of this Agreement, the Purchaser agrees to purchase from the Seller, and the Seller agrees to sell to the Purchaser, all right, title and interest of the Seller in and to the Shares, free and clear of all encumbrance (other than those that arise under applicable securities laws).

1.2           The purchase and sale of the First Closing Shares (the "First Closing") shall take place concurrently with the signing of this Agreement and the purchase and sale of the Second Closing Shares (the "Second Closing", and together with the First Closing, the "Closings") shall take place at 2:00 p.m. (local time) on February 28, 2013 or such prior date as notified to the Seller by the Purchaser two (2) business days in advance thereof (the "Second Closing Date"). Each of the Closings shall be held at the offices of Loeb & Loeb LLP Beijing Representative Office, Suite 4301, Tower C, Beijing Yintai Center, 2 Jianguomenwai Dajie, Chaoyang District, Beijing 100022, P.R. China, or at such other time and place as the Seller and the Purchaser shall mutually agree.

1.3           The Purchaser shall pay US$5.60 per Share, or an aggregate price of US$4,480,000.00 (the "Purchase Price") for the Shares, of which US$150,220.00 shall be paid at the First Closing (the "First Closing Payment") and the remaining US$4,329,780.00 (the "Second Closing Payment") shall be paid at the Second Closing, in each case by wire transfer of immediately available funds to the Seller.

1.4           At the First Closing, the Seller shall deliver to the Purchaser: (a) certificate(s) for the First Closing Shares duly assigned in blank or accompanied by duly executed blank stock powers, or (b) a letter of authorization to its broker instructing it to electronically transfer the First Closing Shares to the Purchaser, as the case may be, and in each case in form and substance reasonably satisfactory to the Purchaser; and such other documents and instruments necessary to consummate the First Closing upon the terms and conditions set forth in this Agreement, all of which shall be in form and substance reasonably satisfactory to the Purchaser.

1.5           At the Second Closing, the Seller shall deliver to the Purchaser: (a) certificate(s) for the Second Closing Shares duly assigned in blank or accompanied by duly executed blank stock powers, or (b) a letter of authorization to its broker instructing it to electronically transfer the Second Closing Shares to the Purchaser, as the ease may be, and in each case in form and substance reasonably satisfactory to the Purchaser; and such other documents and instruments necessary to consummate the Second Closing upon the terms and conditions set forth in this Agreement, all of which shall be in form and substance reasonably satisfactory to the Purchaser (collectively, "Seller Second Closing Deliverables").

2.           Representations and Warranties of the Seller.

The Seller represents and warrants to the Purchaser as follows:

2.1           The Seller is the owner of record and holds good and valid title to the Shares, and such Shares are free of any and all liens, encumbrances, mortgages, deeds of trust, pledge, assignment, security interests or transfer restrictions other than those specified herein and other than those that arise under applicable securities laws.

2.2           The Seller has full right, power, authority and capacity to enter into this Agreement and to consummate the transactions contemplated hereby including, without limitation, the authority to transfer the Shares to the Purchaser, and has taken all necessary action to authorize the execution, delivery and performance of this Agreement.

2.3           This Agreement has been duly executed and delivered by the Seller and constitutes the valid and binding agreement of the Seller enforceable against the Seller in accordance with its terms.

2.4           The execution, delivery and performance of this Agreement by the Seller does not contravene or conflict with: (1) the articles of association or equivalent constitutional documents of the Seller; or (ii) with any material agreement, contract or other instrument, or any law, rule, regulation, order or decree, binding upon or applicable to the Seller, except, with respect to clause (ii), for such contraventions or conflicts as would not reasonably be expected have a material adverse effect on the ability of the Seller to consummate the transactions contemplated by this Agreement.

2.5           The Seller is not party to any contract, agreement or understanding with any person that would give rise to a valid claim against the Purchaser for an investment banking fee, commission, finder's fee or like payment in connection with the transactions contemplated by this Agreement.

3.           Representations and Warranties of Purchaser.

The Purchaser represents and warrants to the Seller as follows:

3.1           The Purchaser has all requisite power and authority (corporate and otherwise) to execute, deliver and perform this Agreement and the transactions contemplated hereby, and the execution, delivery and performance by the Purchaser of this Agreement has been duly authorized by all requisite action by the Purchaser.

3.2           This Agreement has been duly executed and delivered by the Purchaser and constitutes the valid and binding agreement of the Purchaser enforceable against the Purchaser in accordance with its terms.

3.1           The execution, delivery and performance of this Agreement by the Purchaser does not contravene or conflict with: (i) the articles of association of the Purchaser; or (ii) with any material agreement, contract or other instrument, or any law, rule, regulation, order or decree, binding upon or applicable to the Purchaser, except, with respect to clause (ii), for such contraventions or conflicts as would not reasonably be expected have a material adverse effect on the ability of the Purchaser to consummate the transactions contemplated by this Agreement.

3.2           The Purchaser is not party to any contract, agreement or understanding with any person that would give rise to a valid claim against any Seller for an investment banking fee, commission, finder's fee or like payment in connection with the transactions contemplated by this Agreement.

3.3            The Purchaser acknowledges and agrees that neither the Seller, nor any of its representatives, affiliates and/or agents, has made any representation or warranty to the Purchaser about the Purchaser, the Shares or the Seller other than those representations and warranties expressly set forth in this Agreement, and that the Purchaser has not relied upon any other representation or warranty, express or implied, in purchasing the Shares.

4.          Conditions Precedent to Each Party's Obligations.

4.1           The obligation of the Seller to consummate the Second Closing shall be subject to the satisfaction (or waiver by the Seller) of the following conditions on or prior to the Second Closing Date: (i) the representations and warranties of the Purchaser contained in this Agreement shall be true and correct in all material respects on and as of the Second Closing Date with the same effect as though such representations and warranties had been made on, as of and with reference to the Second Closing Date; and (ii) the Seller shall have received the Second Closing Payment in cash by wire transfer to an account or accounts to be designated by the Seller.

4.2           The obligation of the Purchaser to consummate the Second Closing shall be subject to the satisfaction (or waiver by the Purchaser) of the following conditions on or prior to the Second Closing Date: (i) the representations and warranties of the Seller contained in this Agreement shall be true and correct in all material respects on and as of the Second Closing Date with the same effect as though such representations and warranties had been made on, as of and with reference to the Second Closing Date; (ii) the Purchaser shall have received from the Seller the Seller Second Closing Deliverables; and (iii) the Purchaser shall have obtained the funds necessary to consummate the purchase of the Second Closing Shares.

5.           Covenants

5.1           From the date hereof through the Second Closing, except as contemplated under this Agreement, the Seller shall not sell, assign, transfer, pledge, hypothecate, mortgage, encumber or otherwise dispose of, through one or a series of transactions any Shares to any person without the prior written consent of the Purchaser.

5.2           From and after the date hereof and until the earlier to occur of the Second Closing or the termination of this Agreement in accordance with Section 6, the Purchaser shall use its commercially reasonable efforts to obtain the funds necessary to consummate the purchase of the Second Closing Shares.

5.3           Each of the parties hereto will use commercially reasonable efforts to take, or cause to be taken, all action, and to do, or cause to be done, all things necessary, proper or advisable consistent with applicable law to consummate and make effective in the most expeditious manner practicable the transactions contemplated hereby.

6.           Termination

6.1           This agreement may be terminated: (a) at any time before the Second Closing by mutual written agreement of the parties; (b) by any party at any time after February 28, 2013 (the "Outside Date") if the Second Closing shall not have occurred on or before such date; provided, however, that the right to terminate this Agreement under this Section 6.1(b) shall not be available to any party whose action or failure to act has been the primary cause of or resulted in the failure of the Second Closing to occur on or before the Outside Date and such action or failure to act constitutes a breach of this Agreement; (c) by the Seller on the one hand, or the Purchaser on the other, if there has been a material breach of this Agreement, which cannot be cured before February 28, 2013, by the other party of any representation, warranty, covenant or agreement hereunder or any representation or warranty of such other party shall have become untrue after the date hereof; or (d) by the Seller if an offer is made prior to the Second Closing to purchase a majority of the outstanding shares of the Purchaser (whether by way of acquisition of ordinary shares, ADSs, or otherwise), at a price per Share of US$6.00 or greater.

6.2           In the event of termination of this Agreement as provided in Section 6.1 hereof, this Agreement shall immediately become void and there shall be no liability on the part of the Seller or the Purchaser, or their respective affiliates or representatives, other than with respect to Section 7 hereof which provisions shall survive such termination; provided, however, that nothing contained in this Section 6.2 shall relieve or limit the liability of any party to this Agreement for any fraudulent or willful breach of this Agreement.

7.           Miscellaneous.

7.1           No party may sell, license, transfer or assign (by operation of law or otherwise) any of such party's rights or interests in this Agreement or delegate such party's duties or obligations under this Agreement, in whole or in part, without the prior written consent of the other party. Subject to the foregoing, this Agreement shall bind and inure to the benefit of the parties hereto and their respective successors and assigns.

7.2           This Agreement, including any and all exhibits hereto, constitutes the entire agreement between the parties hereto. The provisions of this Agreement supersede all previous communications, negotiations, representations or agreements, either oral or written, with respect to any transaction relating to or arising from this Agreement or terms described herein. This Agreement may be modified or amended only by a written document executed by all parties.

7.3           This Agreement may be executed in any number of counterparts, and each such counterpart of this Agreement shall be deemed to be an original instrument, but all such counterparts together shall constitute but one agreement. Facsimile counterpart signatures to this Agreement shall be acceptable and binding.

7.4           All representations and warranties made by any party in connection with any transaction contemplated by this Agreement shall survive the execution and delivery of this Agreement, the performance or consummation of any transaction described in this Agreement, and the termination of this Agreement.

7.5           This Agreement shall be governed by, and construed in accordance with, the internal laws of the State of New York, USA, without giving effect to the principles of conflicts of laws thereof to the extent that the application of the laws of another jurisdiction would be required thereby.

7.6           The parties hereto agree that if irreparable damage for which monetary damages, even if available, would not be an adequate remedy would occur in the event that any of the provisions of this Agreement was not performed in accordance with its specified terms or was otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of competent jurisdiction, this being in addition to any other remedy to which they are entitled at law or in equity.

(Signatures on the following page]

IN WITNESS HEREOF, the parties hereto have caused their respective duly authorized representatives to execute this Agreement as of the date first above written.

LAKE UNION CAPITAL FUND, LP.

/s/ Michael Self
Name:	Michael Self
Title:	Managing.Member of the General Partner

CHINAEDU CORPORATION

/s/ Shawn Ding
Name:	Shawn Ding
Title:	Chief Executive Officer

SK 21893 0004 1349143 v2